UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 13, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI SIGNS DEFINITIVE AGREEMENT
TO ACQUIRE CORVUS AND CONSOLIDATE THE BEATTY DISTRICT OF NEVADA

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”)
Corvus Gold Inc.
(Incorporated in British Columbia,
Canada)
TSX: KOR
NASDAQ: KOR
(“Corvus”)

NEWS RELEASE
AngloGold Ashanti Signs Definitive Agreement to Acquire Corvus and Consolidate
the Beatty District of Nevada

AngloGold Ashanti Limited (“AngloGold Ashanti”) and Corvus Gold Inc. (“Corvus”) are pleased to announce that they have entered into a definitive arrangement agreement pursuant to which
AngloGold Ashanti has agreed to acquire the remaining 80.5% of common shares of Corvus not already owned by AngloGold Ashanti (the “Transaction”) at a price of C$4.10 per common share (the “Offer
Price”) in cash.
The total Transaction cost to AngloGold Ashanti is estimated to be approximately US$370 million. The
Transaction implies a total equity value for all Corvus common shares and outstanding options to acquire common shares of approximately C$570 million (approximately US$450 million).
The Offer Price represents a premium of approximately 26% to the closing price of Corvus common shares on the Toronto Stock Exchange (“TSX”) on 12 July 2021, the day prior to the announcement that AngloGold Ashanti submitted a non-binding proposal to Corvus, and a premium of approximately
59% to the closing price of Corvus common shares on the TSX on 5 May 2021, the day prior to the announcement of the loan agreement and exclusivity.
Transaction Highlights
The combination of Corvus and AngloGold Ashanti’s Nevada assets further consolidates one of the largest new gold districts in Nevada (the Beatty District) and provides the opportunity for AngloGold
Ashanti to establish, in the medium and longer term, a meaningful, low-cost production base in a premier mining jurisdiction. Consolidation of the Beatty District has the potential for significant synergies due to economies of scale and integrated infrastructure, including processing facilities at an attractive capital intensity. The combined Beatty District asset base allows for streamlined engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community.

Alberto Calderon, AngloGold Ashanti’s Chief Executive Officer and Executive Director, said:
“We are pleased to reach an agreement with Corvus that we believe is value enhancing for all stakeholders. This transaction delivers a compelling, district-wide consolidation in Nevada, which allows for the Beatty District to become a potential Tier 1 asset for AngloGold Ashanti. The inclusion of these assets in our portfolio will enable AngloGold Ashanti to have first production in North America in the next three to four years, further improving the overall geographic balance of our portfolio.
Placing these assets under single ownership will allow for significantly reduced capital intensity to develop the district with a phased and modular approach, providing for a meaningful, low-cost production base in the medium and longer term.”
Jeffrey Pontius, Corvus’ President and Chief Executive Officer, said:
“The proposed all-cash offer provides a compelling opportunity for Corvus shareholders to realize significant value and eliminates exposure to future capital requirements to fund construction of Corvus’
projects. AngloGold Ashanti has been a supportive shareholder of Corvus since its inception and has supported us in our capital raising needs along the way. AngloGold Ashanti’s long history of successful and responsible exploration, discovery, mine building and operating expertise will be a significant benefit to the region and all of its stakeholders.”
AngloGold Ashanti has a long track record of developing and operating gold assets in the United States, including the Jerritt Canyon Gold mine in Nevada and the Cripple Creek & Victor mine in Colorado.
AngloGold Ashanti has a North American regional office in Denver, Colorado, from where it manages its U.S. business interests as well as its global generative exploration portfolio, including its exploration portfolio in the United States.
AngloGold Ashanti holds several exploration assets (Silicon, Merlin, Transvaal and Rhyolite) in the
Beatty District where it has been conducting exploration activities for four years and has drilled 70,688 meters during that period. Current exploration results indicate the potential for significant oxide ore bodies at Silicon and Merlin, as well as additional sulphide potential at Silicon at depth. AngloGold
Ashanti anticipates it will publish a Mineral Resource at Silicon for the year ending 31 December 2021.
Exploration work is ongoing to delineate the ore bodies at both Silicon and Merlin in greater detail.
AngloGold Ashanti’s conceptual development plan for the district envisions North Bullfrog being developed first, with production in the next three to four years, followed by Silicon, Merlin (including
Lynnda Strip) and Mother Lode. Targets will be considered with strict reference to AngloGold Ashanti’s capital allocation framework. Further details on AngloGold Ashanti’s integrated development plan for the Beatty District will be communicated during 2022.
Benefits to Corvus Shareholders
•
All-cash consideration of C$4.10 per share represents a premium of approximately 26% to the closing price of Corvus common shares on the TSX on 12 July 2021, the day prior to the announcement that AngloGold Ashanti submitted a non-binding proposal to Corvus, and a premium of approximately 59% to the closing price of Corvus common shares on the TSX on
5 May 2021, the day prior to the announcement of the loan agreement and exclusivity;
•
Strong shareholder support with voting support agreements from Sprott Funds Trust and the management and directors of Corvus, for the common shares and options held by such parties which collectively represent approximately 34.7% of Corvus’ issued and outstanding common shares (on a fully diluted basis and excluding shares held by AngloGold Ashanti);
•
All-cash offer that is not subject to any financing conditions; and

•
The Transaction provides certainty of value, removing future dilution, commodity, development, and execution risk.
Benefits to AngloGold Ashanti Shareholders
•
Further consolidates the Beatty District, one of the largest new gold districts discovered in
Nevada and a premier mining jurisdiction globally;
•
Establishes a relatively low-cost and low-risk production base from North Bullfrog in the near-
term that will then enhance the development of AngloGold Ashanti and Corvus’ assets to build a meaningful production base from the broader Beatty District in the medium and longer term. North Bullfrog is a well advanced project with a Feasibility Study and permitting targeted for completion in 2023 and first gold production potentially in the next three to four years;
the mine will provide an initial production area that will support the development and funding of the other Beatty District projects;
•
The combination of the Corvus deposits (North Bullfrog, Lynnda Strip, and Mother Lode) with those of AngloGold Ashanti (Silicon, Merlin, Transvaal and Rhyolite) provides the opportunity to integrate infrastructure and processing facilities, that includes utilising a shared heap leach facility for the Silicon, Merlin (including Lynnda Strip) and oxide portion of Mother Lode deposits, staged capital development with a reduced initial capital outlay, and increased scale to create synergies and realise the maximum potential from these assets. Additionally, the combination of the sulphide potential of AngloGold Ashanti’s Silicon and Corvus’ Mother Lode
deposits presents an opportunity to unlock future value via the synergies of a combined operation;
•
The addition of the Corvus deposits immediately increases AngloGold Ashanti’s Mineral
Resources. Study work will be initiated at North Bullfrog with the expectation to add it to
AngloGold Ashanti’s Reserves by the end of 2022. Upon closing of the Transaction AngloGold
Ashanti will integrate the acquired Mineral Resources based on its own technical parameters established for the Beatty District;
•
The increased landholding across the Beatty District provides opportunities for further exploration and upside potential; and
•
Consolidation of the Beatty District will have several sustainability benefits, including the opportunity to optimise surface infrastructure requirements thus minimising the overall operational and environmental footprint, in addition to other benefits through enhanced community and stakeholder engagement.
Transaction Summary and Details
The Transaction will be implemented by way of a statutory plan of arrangement under the Business
Corporations Act (British Columbia). The Transaction will be subject to the approval of: (a) 66 2/3% of the votes cast by (i) the holders of Corvus’ common shares (“Shareholders”), including votes attached to common shares held by AngloGold Ashanti, present in person or represented by proxy at the special meeting relating to the Transaction (the “Special Meeting”); and (ii) the Shareholders and the holders of options, voting together as a single class, present in person or represented by proxy at the Special
Meeting; and (b) a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Special Meeting, excluding votes attached to common shares held by
AngloGold Ashanti and any other person as required to be excluded under section 8.1(2) of
Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI
61-101”). In addition to securityholder approval, the Transaction is subject to the receipt of court approval and other customary closing conditions for transactions of this nature. The definitive arrangement agreement includes customary deal-protection provisions. Corvus has agreed not to solicit or initiate any discussion regarding any other business combination, subject to customary
“fiduciary out” rights. Corvus has also granted AngloGold Ashanti a right to match any superior proposal and will pay a termination fee of C$19 million to AngloGold Ashanti under certain circumstances, including if the definitive arrangement agreement is terminated in connection with
Corvus pursuing a superior proposal.
Sprott Funds Trust, along with the directors and officers of Corvus, holding common shares and options reflecting in aggregate, approximately 34.7% of Corvus’ issued and outstanding common shares (on a fully diluted basis and excluding shares held by AngloGold Ashanti), have entered into voting support agreements with AngloGold Ashanti, pursuant to which they have agreed, among other things, to vote their Corvus securities in favour of the Transaction. Together with the shares already owned or held by AngloGold Ashanti, this represents approximately 46.3% of Corvus’ issued and outstanding shares (on a fully diluted basis).
Full details of the Transaction and the definitive arrangement agreement will be included in the proxy statement / information circular, which will be mailed to Corvus shareholders and made available on
SEDAR and EDGAR under the issuer profile of Corvus. The Transaction is expected to close in Q1 2022.
The Transaction will be funded from AngloGold Ashanti Holdings plc’s current cash balance. No shareholder vote will be required by AngloGold Ashanti shareholders.
Advisers and Counsel
AngloGold Ashanti has engaged RBC Capital Markets as its financial adviser, Stikeman Elliott LLP as its
Canadian legal counsel, and Cravath, Swaine & Moore LLP and Hogan Lovells US LLP as its U.S. legal counsel in connection with the Transaction.
Corvus has engaged BMO Capital Markets as its financial adviser, and Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP as its legal counsel in connection with the Transaction. The Corvus Special
Committee has engaged Blakes, Cassels & Graydon LLP as its legal counsel, and Fort Capital Partners
(“Fort Capital”) to provide an independent fairness opinion and independent formal valuation.
Board of Directors’ and Special Committee Recommendations
A special committee comprised entirely of independent directors of Corvus (the “Special Committee”)
was constituted to consider the Transaction. The Special Committee, on behalf of the Corvus Board of
Directors (the “Corvus Board”), obtained an independent formal valuation (the “Valuation”) from Fort
Capital in accordance with MI 61-101. The Corvus Special Committee received the Valuation from Fort
Capital, which concluded that, subject to the scope of review, assumptions, limitations and qualifications set forth therein, as of 12 September 2021, the consideration to be paid under the
Transaction is within the range of fair market value as determined by Fort Capital. In addition, Fort
Capital has provided a fairness opinion to the Special Committee (the “Fort Capital Fairness Opinion”),
stating that in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid under the Transaction is fair, from a financial point of view, to Corvus shareholders (other than AngloGold Ashanti and its affiliates).
BMO Capital Markets has provided an opinion to the Corvus Board, based upon and subject to various assumptions, limitations and qualifications, as to the fairness, from a financial point of view, as of the date of such opinion, to holders of Corvus common shares (other than AngloGold Ashanti and its affiliates) of the consideration to be paid under the Transaction.

The Special Committee unanimously recommended the Transaction to the Corvus Board, and the
Corvus Board unanimously approved the Transaction and recommends that Corvus shareholders and optionholders vote in favour of the Transaction.
This communication is being made in respect of the Transaction involving Corvus and AngloGold. In connection with the Transaction, Corvus intends to file relevant materials with the Securities and
Exchange Commission (the “SEC”), including a proxy statement/information circular on Schedule 14A and a related Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). Promptly after filing its definitive proxy statement/information circular with the SEC, Corvus will mail the definitive proxy statement/information circular, related materials and a proxy card to each securityholder of Corvus entitled to vote at the special meeting relating to the Transaction. Full details of the Transaction will be included in the proxy statement/information circular which is expected to be mailed to securityholders and made available on SEDAR and EDGAR under the issuer profile of Corvus.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a substitute for the proxy statement/information circular, Schedule 13E-3 or any other document that Corvus may file with the SEC or send to the securityholders in connection with the Transaction. The materials to be filed by Corvus will be made available to Corvus’ investors and securityholders at no expense to them and copies may be obtained free of charge on Corvus’
website at http://www.corvusgold.com/transactionproposal. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. INVESTORS AND SECURITYHOLDERS
ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND
OTHER MATERIALS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS
TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR
INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE, AS THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT CORVUS, THE TRANSACTION, AND RELATED
MATTERS.

PARTICIPANTS IN THE SOLICITATION

Corvus and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of Corvus securityholders in connection with the Transaction under SEC rules. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Corvus’ executive officers and directors in the solicitation by reading Corvus’ proxy statement for its 2021 annual meeting of stockholders filed on
27 August 2021 with the SEC, the Annual Report on Form 10-K for the fiscal year ended 31 May 2021, filed on 9 August 2021 with the SEC, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the Transaction when they become available. Information concerning the interests of Corvus’ participants in the solicitation, which may, in some cases, be different than those of the Corvus’ securityholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.
About AngloGold Ashanti
AngloGold Ashanti, with its head office in South Africa, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents.
About Corvus
Corvus is a North American gold exploration and development company, focused on its near-term gold-silver mining projects at North Bullfrog, Lynnda Strip and Mother Lode in the Beatty District of

Nevada. Corvus is committed to building shareholder value through new discoveries and the expansion of its projects to deliver value to its shareholders.
Required Early Warning Report and Other Regulatory Information
As of the date hereof, AngloGold Ashanti, and its affiliates and associates, have beneficial ownership and control of 24,774,949 Corvus shares, representing approximately 19.5% of Corvus’ issued and outstanding shares and 17.8% of Corvus’ issued and outstanding shares on a fully diluted basis. The head office of AngloGold Ashanti is 112 Oxford Road, Rosebank, Johannesburg, 2001, South Africa.
The head office of Corvus is Suite 1750, 700 West Pender Street, Vancouver, British Columbia, Canada.
An early warning report will be filed by AngloGold Ashanti with applicable Canadian securities regulatory authorities and will be available on Corvus’ SEDAR profile at www.sedar.com or may be obtained from the AngloGold Ashanti by contacting AngloGold Ashanti Investor Relations at
investors@anglogoldashanti.com. In addition, a statement on Schedule 13D will also be filed with the
U.S. Securities and Exchange Commission and will be available on Corvus’ EDGAR profile at
www.sec.gov.

ENDS

Johannesburg
13 September 2021
AngloGold Ashanti Financial Adviser
RBC Capital Markets
AngloGold Ashanti Canadian Legal Counsel
Stikeman Elliott LLP
AngloGold Ashanti U.S. Legal Counsel
Cravath, Swaine & Moore LLP and Hogan Lovells US LLP
AngloGold Ashanti JSE Sponsor
The Standard Bank of South Africa Limited

AngloGold Ashanti Contacts
Media
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
Chris Nthite +27 83 301 2481
cnthite@anglogoldashanti.com
Investors
Yatish Chowthee +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 82 821 5322
fmgidi@anglogoldashanti.com

Corvus Financial Adviser
BMO Capital Markets
Corvus Legal Counsel
Cassels Brock & Blackwell LLP
Dorsey & Whitney LLP
Corvus Special Committee Financial Adviser
Fort Capital Partners
Corvus Special Committee Legal Counsel
Blakes, Cassels & Graydon LLP

Corvus Contacts
Investor Relations
Ryan Ko +1 844 638 3246 or +1 604 638 3246
info@corvusgold.com
AngloGold Ashanti Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. In respect of the forward-
looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, AngloGold Ashanti provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required proxy statement/information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. For a discussion of risk factors affecting forward-looking statements, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the
United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Corvus Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements with respect to the benefits of the Transaction to
Corvus’ shareholders, the anticipated meeting date and mailing of the proxy statement/information circular in respect of the meeting, timing for completion of the Transaction and receiving the required securityholder, regulatory and court approvals, are forward-looking statements. Forward-looking information contained in this press release is based on certain factors and assumptions made by management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although
Corvus believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.
In respect of the forward-looking statements and information concerning the anticipated completion of the proposed
Transaction and the anticipated timing for completion of the Transaction, Corvus provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required proxy statement/information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. Corvus cautions investors that any forward-looking statements by Corvus are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; potential impact of the announcement or consummation of the proposed transactions on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in applicable laws;
the diversion of management time on the proposed transaction; the possibility that competing offers may be made; and other risks and uncertainties disclosed in Corvus’ 2021 Annual Information Form and latest interim Management Discussion and
Analysis filed with certain securities commissions in Canada and Corvus’ most recent filings with the United States Securities and Exchange Commission (the “SEC”) including its annual report on Form 10-K as filed with the SEC on 9 August 2021. Corvus does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. All of
Corvus’ Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to Corvus’ mineral properties.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilizes certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 13, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary